Exhibit 99.1

iClick Interactive Asia Group Limited Announces the Promotion of Jian Tang as Chief Executive Officer and Appointment of Matthew Chu Pong Fong to Board of Directors

Hong Kong, December 19, 2019 — iClick Interactive Asia Group Limited (“iClick” or the “Company”) (NASDAQ: ICLK), an independent online marketing and enterprise data solutions provider in China, today announced the promotion of Mr. Jian “T.J.” Tang, a co-founder and formerly the Company’s chief operating officer and chief technology officer, as its chief executive officer, as well as the appointment of Mr. Matthew Chu Pong Fong to its board of directors. Both appointments will become effective on January 1, 2020.

“I am particularly pleased to welcome T.J. as iClick’s new CEO, as he is a proven innovator with a unique insight of the Chinese digital market place,” said Sammy Hsieh, co-founder of iClick, who will remain the chairman of the board of directors. “T.J.’s experience in founding, directing and developing business such as OptAim, one of China’s leading mobile platform, and working as one of the key team members that developed Tencent AdExchange qualifies him as a visionary leader, very capable of inspiring people in our organization that will take us into the future.”

Mr. Sammy Hsieh, who will stay actively involved, will now have the ability to have a more long-term focus on the Company’s growth by leveraging the existing platform to develop joint partnerships and explore new high growth areas in technology that may compliment the Company’s existing business lines. “I am excited about the opportunity to search for future growth drivers for the Company,” said Mr. Hsieh. “In addition we are also honored to welcome Matthew as an independent director to our Board. His extensive financial experience will be an important addition to our Company and we look forward to benefitting from his guidance.”

Mr. Jian “T.J.” Tang has served as a director and co-founder of iClick and has served as its chief operating officer and chief technology officer since 2016. Mr. Tang has approximately 20 years of experience in digital advertising and is well-known in the area of advertising technologies and big data in China. Prior to joining iClick, Mr. Tang founded OptAim in 2012, which was later acquired by the Company in July 2015. Prior to founding OptAim, Mr. Tang was Tencent’s engineering director of advertising platform department who helped initiate and develop Tencent’s programmatic ad exchange platform. Mr. Tang had also served key research and engineering and management roles at Yahoo’s global research and development center, Baidu and Microsoft Research from 2005 to 2011, where he led a number of major technical and research and development projects. Mr. Tang received his doctor’s degree in computer engineering from Tsinghua University. Mr. Tang was named by Campaign Asia as one of the leaders in its Digital A-List in 2016.

Mr. Matthew Chu Pong Fong has more than 10 years of professional experience in auditing, corporate finance and financial management for both private and listed corporations. He has held multiple financial leadership positions, including as a manager at a Hong Kong-based multi-strategy private investment fund, from 2015 to 2017, and the chief financial officer of Fornton Group Limited, a knitwear manufacturer, from 2011 to 2014. He also led teams in performing financial audit-related engagements including initial public offering and acquisition at Ernst & Young from 2007 to 2009. He obtained his bachelor degree in accountancy from The Hong Kong Polytechnic University in 2003 and is currently a fellow member of the Association of Chartered Certified Accountants. Mr. Fong will also be a member of the Company’s audit committee.

Mr. Matthew Chu Pong Fong’s appointment will follow Mr. Scott Moore’s departure from the Company’s board of directors, effective December 31, 2019. Mr. Scott Moore’s departure was not due to any disagreement with the company. “Scott’s advice and superior insights into corporate governance and financial management was invaluable. The board wishes him success in his future endeavors,” said Mr. Hsieh.

About iClick Interactive Asia Group Limited

iClick Interactive Asia Group Limited (NASDAQ: ICLK) is an independent online marketing and enterprise data solutions provider that connects worldwide marketers with audiences in China. Built on cutting-edge technologies, iClick’s proprietary platform possesses omni-channel marketing capabilities and fulfils various marketing objectives in a data-driven and automated manner, helping both international and domestic marketers reach their target audiences in China. Headquartered in Hong Kong, iClick was established in 2009 and is currently operating in ten locations worldwide including Asia and Europe.

For more information, please visit ir.i-click.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s fluctuations in growth; its success in implementing its mobile and new retail strategies, including extending its solutions beyond its core online marketing business; its success in structuring a CRM & Marketing Cloud platform; relative percentage of its gross billing recognized as revenue under the gross and net models; its ability to retain existing clients or attract new ones; its ability to retain content distribution channels and negotiate favorable contractual terms; market competition, including from independent online marketing technology platforms as well as large and well-established internet companies; market acceptance of online marketing technology solutions and enterprise solutions; effectiveness of its algorithms and data engines; its ability to collect and use data from various sources; ability to integrate and realize synergies from acquisitions, investments or strategic partnership; fluctuations in foreign exchange rates; and general economic conditions in China and other jurisdictions where the Company operates; and the regulatory landscape in China and other jurisdictions where the Company operates. Further information regarding these and other risks is included in the Company’s annual report on Form 20-F and other filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:	In the United States:
iClick Interactive Asia Group Limited	Core IR
Lisa Li	John Marco
Phone: +86-21-3230-3931 #892	Tel: +1-516-222-2560
E-mail: ir@i-click.com	E-mail: johnm@coreir.com